Exhibit 5.6

March 12, 2024

Kinross Gold Corporation

25 York Street, 17th Floor

Toronto, Ontario M5J 2V5

Canada

Ladies and Gentlemen,

We have acted as special Chilean counsel to Compañía Minera Mantos de Oro (the “Company”), in connection with the issuance by Kinross Gold Corporation (“Kinross”) of $500,000,000 aggregate principal amount of 6.250% Notes due 2033 (the “New Notes”) and the Guarantee (as defined below). We understand that Kinross intends to offer to exchange the New Notes for an equivalent principal amount of its outstanding notes issued July 5, 2023, pursuant to an exchange offer registered with the United States Securities and Exchange Commission (the “SEC”).

For the purpose of rendering this opinion, we have examined the following instruments and deeds (together, the “Opinion Documents”):

(a)	the Indenture, dated as of August 22, 2011, as supplemented by the First Supplemental Indenture, dated as of December 8, 2014, the Second Supplemental Indenture, dated as of September 1, 2016, the Third Supplemental Indenture, dated as of March 25, 2022, and the Fourth Supplemental Indenture, dated as of June 6, 2023, among Kinross, the Company, the other Guarantors and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee;

(b)	a form of guarantee agreement, among Kinross, the Company and the other Guarantors, relating to the New Notes (the “Guarantee”);

(c)	the constituting organizational deeds (estatutos sociales) and bylaws of the Company;

(d)	the Inscripción con Vigencia (registration and good standing certificate) of the Company dated February 28, 2024, issued by the Mining Registrar of Santiago (Conservador de Minas de Santiago); and

(e)	the shareholders’ and board of directors’ resolutions of the Company dated May 29, 2023, which authorized, among others, the execution of the Opinion Documents.

We have reviewed and, as to questions of fact, relied upon such other documents, instruments and other certificates of public officials, officers and representatives of the Company, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering this opinion, we have assumed and have not independently verified (i) that the signatures on all the documents that we have examined are genuine; (ii) the legal capacity of all natural persons; (iii) the authenticity of all documents and records submitted to us as originals and the conformity to the originals of all documents and records submitted to us as copies; and (iv) that the resolution passed by the board of directors and shareholders of the Company approving the execution of the Opinion Documents have not been revoked or otherwise rendered without legal effect.

Based upon the foregoing and upon such investigation as we have deemed necessary, we are of the opinion, subject to certain qualifications expressed herein below that:

1.            The Company is duly incorporated as a contractual mining company (sociedad contractual minera) validly existing and in good standing under the laws of the Republic of Chile.

2.            The Company has all requisite corporate power and authority to execute, deliver, consent, and perform each of its obligations under the Opinion Documents.

3.            The Opinion Documents have been duly and validly authorized, executed and delivered or consented by the Company and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

4.            The Opinion Documents are in proper legal form under Chilean law for the enforcement thereof under such laws. All formalities required in the Republic of Chile for the validity and enforceability of the Opinion Documents executed on or before the date hereof (including, without limitation, any necessary notarization, registration, recording or filing with any court or other government authority in the Republic of Chile) have been accomplished for the validity and enforceability thereof, except that, in order for any Opinion Document executed in a language other than Spanish to be admissible in evidence in judicial proceedings in a Chilean court, it would first have to be translated into the Spanish language (if the translation was submitted by a party to the judicial proceeding and is contested by any other party to the same proceeding, a translator would be appointed by the court to resolve the incident), unless (i) executed in Spanish by all the parties thereto; or (ii) the submission of documents in English is allowed under the corresponding court proceeding without the need of translations. This procedure could be carried out in relation to any document issued or executed in a language other than Spanish at any time prior to such document being admitted as evidence in a proceeding held in Chilean courts.

5.            There is no tax, levy, impost, deduction, charge or withholding imposed by any governmental authority of the Republic of Chile either (i) on or by virtue of the execution, delivery, performance, enforcement or admissibility into evidence of the Opinion Documents or (ii) on any payment to be made by the Company pursuant to the Opinion Documents, except for (x) a withholding tax of up to 35% that may be applicable to any payment made from the Republic of Chile under the Guarantee or the Notes; and (y) the stamp tax that may be applicable if the Opinion Documents are brought to the Republic of Chile for enforcement, pursuant to Decree Law 3,475 of 1980, as amended.  Maximum stamp tax rate is 0.8% on the principal amount stated in the Opinion Documents.

6.            The execution, delivery, consent and performance of the Opinion Documents and the consummation of the transactions contemplated thereby do not conflict with, contravene or constitute or result in a breach or a default under (or an event that with notice or passage of time both would constitute a default under) or violation of any of (i) the estatutos sociales or bylaws of the Company or (ii) any Chilean statute, judgment, decree, order, rule or regulation applicable to the Company.

7.            The Company does not require any consents, authorizations, licenses or approvals of general application from governmental, judicial or public bodies to enter into and to perform or consent its obligations under the Opinion Documents.

8.            The choice of the laws of New York to govern the Opinion Documents is, under Chilean law, a valid and effective choice of law, and a Chilean court would give effect to such choice of law in any action, suit or proceeding arising out of, or otherwise relating to, the Opinion Documents.

9.            The submission by the Company to the non-exclusive general jurisdiction of the federal courts in the Borough of Manhattan in the city of New York is, under Chilean law, valid and binding on the Company.

10.            A final and conclusive judgment for the payment of money rendered by the courts of the State of New York located in the Borough of Manhattan, and appellate courts thereof, arising out of or in relation to the obligations of the Company under the Opinion Documents would be recognized in the courts of the Republic of Chile and such courts would enforce such judgment on the Company, without any retrial or re-examination of the merits of the original action under the following circumstances:

(a)	if there is a treaty between the Republic of Chile and the country where the judgment was rendered with respect to the enforcement of foreign judgments, the provisions of such treaty shall be applied. In this respect, please note that currently, there is no treaty for the enforcement of foreign judgments between the United States of America and the Republic of Chile;

(b)	if there is no such treaty, the judgment will be enforced if there is reciprocity as to the enforcement of judgments (i.e., the relevant foreign court would enforce a judgment of a Chilean court under comparable circumstances);

(c)	if it can be proved that there is no reciprocity the judgment cannot be enforced in the Republic of Chile;

(d)	if reciprocity cannot be proved to exist, the judgment nonetheless will be enforced if (i) it does not contain anything contrary to Chilean law, notwithstanding the differences in procedural rules, (ii) it is not contrary to Chilean jurisdiction, (iii) it has been duly served, although the defendant may prove that for other reasons it has been prevented from using its means of defense (this specific standard was set forth in a ruling from the Chilean Supreme Court and further guidance was not provided in such ruling) and (iv) it is final under the laws of the country where the judgment was rendered. As to the condition that the judgment must have been duly served, considering recent jurisprudence of the Chilean Supreme Court, such service of process should be considered valid for these purposes if made in accordance with the local procedural laws where enforcement was sought, and it can be proved that the defendant had real knowledge of the lawsuit; and

(e)	in any event, the judgment may not be contrary to the public policy of the Republic of Chile and may not affect in any way properties located in the Republic of Chile, which are as a matter of law subject exclusively to the jurisdiction of Chilean courts and must comply generally with international standards.

Upon compliance with the above, the courts in the Republic of Chile will enforce a final and conclusive monetary judgment in accordance with the procedure contemplated for the enforcement of final and conclusive foreign judgments in the Chilean Civil Procedure Code (“exequatur”).

With respect to public policy and the enforcement of the obligations of the Company under the Opinion Documents and foreign judgments with respect thereto, we are of the opinion that, generally, any provisions thereof purporting to authorize conclusive determinations by any person, whether for interest, indemnities, costs or otherwise, may not be enforceable if they are based upon a determination which is so arbitrary and unreasonable as to be contrary to basic and fundamental principles of Chilean legislation or public policy. Also, disclaimers of liability will only be enforceable if there is no gross negligence or willful misconduct on the part of the person benefiting from such disclaimers. Additionally, to the extent any section of the Opinion Documents authorizes a party to exercise self-help remedies or entitles a person to benefit from enforcement procedures resulting from foreclosure or collateral located in the Republic of Chile in respect of which a third party holds a priority security interest according to Chilean law, any such section may be deemed to be contrary to basic and fundamental principles of Chilean law.

The foregoing opinions are subject to the following additional qualifications:

(a)          the opinions expressed in this letter are limited to questions arising under the laws of the Republic of Chile as currently in effect, and we do not purport to express an opinion on any question arising under the laws of any other jurisdiction;

(b)          the opinion expressed herein are subject to the effect of (i) applicable bankruptcy, liquidation, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws of general applicability now or hereafter in effect relating to or affecting creditors’ rights generally, and (ii) general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law);

(c)          the opinions expressed in this opinion letter speak only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter. Accordingly, any person relying on this opinion letter at any time after the date hereof should seek advice of its counsel as to the proper application of the opinions expressed in this letter at such time; and

(d)          this opinion letter is addressed to you in connection with the above-described transaction. This opinion letter may not be used, circulated, quoted or relied upon by you for any other purpose or relied upon by any other person without our prior written consent, except that you may release a copy of this opinion (i) to your affiliates; (ii) to the extent required by any applicable law or regulation; or (iii) to any regulatory authority having jurisdiction over you, in each case for the purposes of information only on the strict understanding that we assume no duty or liability whatsoever to any such recipient as a result or otherwise.

This opinion is being delivered to you for your use only in connection with the filing of a Registration Statement (the “Registration Statement”) with respect to the New Notes with the SEC and may not be relied upon by any person other than you and the law firm of Sullivan & Cromwell LLP for purposes of the opinion to be delivered by such firm in connection with the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Validity of Notes and Guarantees” in the prospectus that forms part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933.

Very truly yours,

Philippi Prietocarrizosa Ferrero DU & Uria